<Letterhead Otto & McBride, P.C. appears here>

                        September 21, 2004

Tangela Richter
United States Securities and Exchange Commission
Washington, D.C. 20549-0305

       Re: ENGLISH LANGUAGE LEARNING AND INSTRUCTION SYSTEM, INC.
           Form S-3 filed on September 5, 2001 and amended on November 1, 2001 File No. 333-68956

Dear Ms. Richter:

English Language Learning and Instruction Company, Inc. (the "Company") filed a Registration Statement on Form S-3 with the Securities and Exchange Commission ("SEC") on September 5, 2001. The file number assigned to that S-3 is 333-68956. On November 1, 2001, the Company filed an amendment to that filing.

That Registration Statement never went into effect. The Company's management considers the information contained in that Registration Statement stale and not useful to investors in today's market assessing the Company's performance. The Company also filed a Registration Statement on Form SB-2 (File No. 118616) with the SEC on August 27, 2004. The Company's management believes that the SB-2 filed in August 2004 constitutes a more detailed and contemporary disclosure of the Company's position and prospects than the S-3 filed on September 9, 2001 and amended on November 1, 2001.

The Company's SB-2 filed on August 27, 2004 is part of a general "rights offering" to its existing shareholders. The S-3 filed in September 5, 2001 was part of an effort to register certain common shares for "selling shareholders." To avoid the confusion that the S-3 filed in 2001 might engender among holders of our common stock who are considering buying new shares of the Company's common stock under the rights offering, and because that S-3 never went into effect, the Company hereby withdraws the Registration Statement filed on Form S-3 on September 5, 2001 and amended on November 1, 2001, and requests your prompt consent to such withdrawal.

This letter is countersigned by Rohit Patel, Chief Executive Officer of the Company, who is authorized to take this action.

Thank you for your cooperation in this matter.

                                         Sincerely yours,

                                         Mike Otto

                                         /s/ Mike Otto

                                         OTTO & McBRIDE, P.C.


                                      ENGLISH LANGUAGE LEARNING &
                                      INSTRUCTION COMPANY, INC.

                                      By /s/ Rohit Patel

                                      Rohit Patel, Chief Executive Officer


cc: Tangela Richter (via facsimile 202-942-9544)

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